UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, For the fiscal year ended December 31, 2020
◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

Commission file number 001-07349

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BALL CORPORATION

401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

BALL CORPORATION

9200 W. 108th Circle

Westminster, Colorado, 80021-2510

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Report of Independent Registered Public Accounting Firm

To the Global Pension & Benefits Committee and Plan Participants

Ball Corporation 401(k) and Employee Stock Ownership Plan

Broomfield, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ball Corporation 401(k) and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2021.

Denver, Colorado

June 24, 2021

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Report of Independent Registered Public Accounting Firm

To the Global Pension & Benefits Committee and Plan Participants

Ball Corporation 401(k) and Employee Stock Ownership Plan

Broomfield, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Ball Corporation 401(k) and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ ACM LLP

We served as the Plan’s auditor from 2016 through 2021.
Denver, Colorado

June 24, 2021

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2020	2019

Assets:
Investments, at fair value	$3,215,277,179	$2,648,233,386
Total investments	3,215,277,179	2,648,233,386

Receivables:
Employee contributions	2,509,869	66,667
Employer contributions, net of forfeitures	15,942,654	11,159,676
Notes receivable from participants	22,125,314	21,782,644
Total receivables	40,577,837	33,008,987
Net assets available for benefits	$3,255,855,016	$2,681,242,373

See accompanying Notes to Financial Statements

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,

	2020	2019

Additions:
Investment income:
Dividends and interest	$ 61,817,648	$ 50,527,668
Net appreciation in fair value of investments	530,392,848	511,528,656
Total net investment income	592,210,496	562,056,324

Interest income on notes receivable from participants	1,214,366	1,163,737

Contributions:
Participant	84,389,596	68,686,683
Employer, net of forfeitures	46,752,032	37,946,292
Rollovers and other additions	16,215,444	16,633,490
Total contributions	147,357,072	123,266,465
Total additions	740,781,934	686,486,526

Deductions:
Distributions to participants and loans deemed distributed	208,223,293	190,868,963
Administrative expenses and other	1,174,128	1,004,278
Total deductions	209,397,421	191,873,241

Net increase in net assets, before merger and transfers	531,384,513	494,613,285

Plan Merger (Note 1)	42,898,579	-
Transfers in (Note 1)	329,551	121,238

Net increase in net assets after merger and transfers	574,612,643	494,734,523

Net assets available for benefits:
Beginning of the year	2,681,242,373	2,186,507,850
End of the year	$ 3,255,855,016	$ 2,681,242,373

See accompanying Notes to Financial Statements

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2020 and 2019

Note 1–Description of the Plan

The following is a brief description of the Ball Corporation 401(k) and Employee Stock Ownership Plan (the “Plan”).  Participants should refer to the Plan Document or the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan established on September 1, 1983. Ball Corporation (the “Company”) is the Plan’s Sponsor and the Plan was administered by the Employee Benefits Administration Committee (“EBAC”). On March 4, 2020, the EBAC was absorbed into the Global Pension Benefits Committee (“GPBC”), and the GPBC became the administrator of the Plan. The Plan was amended and restated on July 1, 1989, under the rules of The Internal Revenue Code of 1986, as amended (“IRC”), Section 401(k), to add an employee stock ownership (the “ESOP”) feature which was qualified under IRC Sections 401(a) and 4975(e)(7). The Plan was most recently amended and restated effective January 1, 2015.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is not insured by the Pension Benefit Guaranty Corporation.

Effective January 1, 2020, the Plan was amended to update the definition of eligible earnings for one location.

On December 20, 2019, the Setting Every Community Up for Retirement Enhancement Act (“SECURE Act”) was passed into law. The SECURE Act allows participants turning age 70 ½ during 2020 or subsequent to defer required minimum distributions until age 72. The Plan has adopted the provisions of the SECURE Act and has amended the Plan effective January 1, 2020.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was passed into law. The CARES Act expands the ability of certain 401(k) plan participants to withdraw, penalty free, funds from their vested retirement plan accounts (up to $100,000), increases the participant loan limit to $100,000, and delays loan repayments for up to one year, subject to the certain participant eligibility criteria. The Plan adopted the provisions of the CARES Act related to expanded ability of withdrawals and allowed for delayed loan repayments for up to one year if requested by participants. The Plan will later be amended to include these provisions.

Effective December 31, 2020, the Rexam Retirement Savings Plan for Collectively Bargained Employees (the “Rexam Plan”) was merged into the Plan. To facilitate this transition, participants of the Rexam Plan were not able to direct or diversify investments to their accounts, change address, make unscheduled loan payments, or obtain a loan or distribution from their prior plan accounts from December 28, 2020 through the week of January 10, 2021. Net assets of approximately $43 million were transferred into the Plan, which included participant investment balances and loan balances of approximately $42 million and $1 million, respectively.

Trustee and Recordkeeper of the Plan

The Trustee of the Plan is Vanguard Fiduciary Trust Company (the “Trustee” or “Vanguard”). The Trustee holds all assets of the Plan in accordance with provisions of the agreement with the Company. Vanguard is also the recordkeeper of the Plan.

Eligibility

All U.S. salaried and hourly employees of the Company, who are over 18 years of age and are in participating subsidiaries, are eligible to participate in the Plan. Eligibility to participate in the Plan begins with the first day of employment. An eligible employee who does not make an election about his or her participation in the Plan is automatically enrolled 30 days after his or her eligibility date. Temporary and occasional workers must complete a year of service, as defined in the Plan Document, prior to being eligible.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2020 and 2019

Employee Contributions

The Plan allows eligible participants to contribute a portion of their eligible pay to the Plan on a pre-tax basis and post-tax basis (Roth), within limits defined by the Plan. Such limits vary among certain employee classifications. In all cases, the maximum contribution for a participant may not exceed the annual maximum limits established under IRC Section 402(g). All income earned from invested contributions accumulates on a tax deferred basis until withdrawal.

The Plan provides for the automatic enrollment at a specified percentage of pre-tax deferral of eligible pay for newly hired employees, unless the employee affirmatively elects not to make a pre-tax contribution or elects to make contributions of a different amount. The Plan also provides an automatic one-step increase. Employees may opt-out of the automatic increases at any time.

Prior to January 1, 2020, the automatic deferral percentage of 3 percent was automatically increased 1 percent each year, beginning in the calendar year following the calendar year of automatic enrollment until the deferral percentage equaled 6 percent. Effective January 1, 2020, the Plan was amended to change the automatic enrollment percentage for salaried and non-union participants to 6 percent, with annual increases of 1 percent, until the deferral percentage equals 15 percent.

Participants may change the level of their contributions or suspend their contributions entirely at any time. The Plan also permits rollover contributions, which represent funds that participants transfer into the Plan from previous qualified plans.

Company Matching Contributions

The Company generally makes a matching contribution each pay period that is based on the percentage of eligible pay that the participant contributes. The Company matching contribution and the ratio of the Company matching contribution to the participant contribution differs depending on the employee group in which the participant belongs. The maximum percentage of eligible pay which the Company will match is 6 percent. The Plan includes matching provisions in accordance with the provisions of the applicable union contracts.

Employees of Ball Aerospace and Technologies Corp. (“BATC”) who are not participants in the Ball Corporation Economic Value Added Incentive Compensation Plan may receive an additional match under the Plan. This provision allows for a match of up to a maximum of 2.0 percent of the eligible earnings that such eligible BATC Employee deferred; multiplied by the BATC Economic Value Added performance factor, between 0 and 1 (inclusive), in accordance with conditions of the BATC Performance Sharing Match Program; multiplied by a factor of 1.25. The additional match is invested in accordance with participant elections. BATC employees earned a full match in 2020 and 2019, based on the Economic Value Added performance factor achieved of 1. The Company contributions of this type were $12,299,875 in 2020 and $9,851,908 in 2019. The 2020 and 2019 contributions were funded in 2021 and 2020, respectively.

The Company makes additional contributions for some employee groups. Generally, this contribution is made each pay period and is based on the eligible hours worked by the employee during the pay period. Additional contributions

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2020 and 2019

are invested in accordance with participant elections subject to the restrictions noted in the Company Stock paragraph below.  The Company contributions of this type were $912,973 in 2020 and $766,201 in 2019.

Vesting

Participants are always fully vested in their own contributions and related earnings, any Company matching contributions and any additional Company contributions, including related earnings. Participants should refer to the Summary Plan Description for further information.

Forfeitures

The forfeiture balance includes the forfeitures fund as well as the uncashed checks fund. At December 31, 2020 and 2019, the balance was $294,591 and $136,532, respectively.  Forfeitures, if any, are used to pay plan expenses or reduce employer contributions. During 2020, $2,134 was used for employer contributions and $27,660 was used for expenses. During 2019, $22,689 was used for employer contributions and $32,000 was used for expenses.

Distribution of Benefits

Distributions to employees are normally made upon termination of employment and upon submission of a request. Distribution methods available are lump sum, installments, and partial distributions.  A request for distribution may be directed to the recordkeeper via written request, voice response system, internet site, or directly with the recordkeeper in accordance with Plan provisions. Upon termination, if a participant’s vested account balance is $5,000 or less, it cannot be left in the Plan.  If the balance is $1,000 or less, the balance will be distributed in a lump sum payment.  If the balance is more than $1,000 but less than or equal to $5,000, the amount will be transferred to an individual retirement account, unless a distribution is requested.

At any time, a participant with an approved immediate and critical financial need may request a hardship withdrawal in an amount no greater than is necessary to satisfy such financial hardship.

Notes Receivable from Participants

Generally, loans bear interest at 1.0 percent above the Prime Rate (as published by Thomson Reuters News Agency) or the going rate for similar loans and are limited to the lesser of $50,000, reduced by the highest outstanding loan balance in the prior 12 month period, or 50 percent of a participant’s eligible account balance. Loans are distributed by lump sum, are paid back through installments, and are for a maximum of 5 years, unless used for the purchase of a principal residence, which can repaid over a 15 year term. Each participant is permitted only one outstanding loan at a time. Participant loans at December 31, 2020, had interest rates ranging from 4.25 percent to 6.50 percent.

Participant Accounts

Each participant’s account is credited with the participant’s contribution; the Company’s matching contribution and discretionary contribution, if applicable, and an allocation of Plan earnings (losses) and certain administrative expenses. Plan earnings (losses) and expenses are allocated to individuals’ accounts based on each participant’s account balance in their respective investment options selected. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2020 and 2019

Transfers In

Prior to the merger, certain employees from the Rexam Retirement Savings Plan for Collectively Bargained Employees Plan could transfer locations or become a salaried employee, in which case, they became participants of, and their account balances were transferred to, the Ball Corporation 401(k) and Employee Stock Ownership Plan.

Company Stock

Effective November 1, 2005, contributions cannot be invested in the Ball Corporation Common Stock Fund if a participant has 35 percent or more of their account value invested in the Ball Corporation Common Stock Fund.  In the event a participant’s investment in the Ball Corporation Common Stock Fund exceeds 35 percent, future contributions, loan payments and transfers to the Plan will be directed to the default investment fund until such time that the participant’s investment level in the Ball Corporation Common Stock Fund drops below 35 percent of their account value.  The default investment fund is the date-specific Target Retirement fund that most closely matches the participants expected retirement year (based on an assumed retirement age of 65). Company matching contributions are invested according to participant elections.

Voting Rights

Each participant receives voting rights on his/her shares of Ball Corporation common stock.

Company Stock Dividends

Participants have the option to either reinvest dividends paid on his/her share of Ball Corporation common stock or receive the dividends in cash.

Note 2–Summary of Significant Accounting Policies

Basis of Accounting

The Plan financial statements are prepared on the accrual basis of accounting.

Investment Valuation

The Plan’s investments are stated at fair value which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Contributions

Participant contributions, employer contributions, and related matching contributions are recorded in the period payroll deductions are made, or earned.

Income Recognition

The net appreciation (depreciation) in the fair value of investments (net realized and unrealized gains and losses) is reflected in the accompanying Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment transactions are recorded on the date of purchase or sale (trade date).  Capital gains/losses are included in the net appreciation (depreciation) in fair value of investments.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2020 and 2019

Distributions

Distributions to participants are recorded when paid.

Expenses of the Plan

Certain costs and expenses incurred in establishing, amending and administering the Plan, including the fees and expenses of the Trustee, are paid by the Company and are excluded from the financial statements. The Plan pays for certain loan and distribution transaction fees and the annual recordkeeping fees that are charged to the related participants’ accounts.

Plan recordkeeping fees are paid as a part of the expense ratios—the cost of running the fund, expressed as a percentage of the fund’s assets, as of the most recent fund prospectus—charged by the Plan investments. The range of expense ratios for the year ended December 31, 2020 was 0.02 percent to 0.45 percent. The range of expense ratios for the year ended December 31, 2019 was 0.02 percent to 0.66 percent. Fees paid by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of investments. The annual plan recordkeeping fee of $41 per participant is paid by Plan participants via an automatic quarterly deduction.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Plan’s management to use estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates, and such differences could be material.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan Document.

Note 3–Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, establishes the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1–Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•

Level 2–Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3–Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2020 and 2019

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of the relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2020 and 2019.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. The mutual funds are exchange-traded open-ended funds.

Ball Corporation Common Stock: Valued at the closing price reported on the active market on which the individual security is traded.

Collective Investment Trusts: The investments include target date funds, a stable value fund and a large growth fund. The fair values of the Plan’s interest in the funds are based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Transfers between levels: Transfers between levels may occur due to changes in valuation sources, or changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume, or bid-ask spreads. The Plan’s policy is to assume the transfer occurs at the beginning of the period. During years ended December 31, 2020 and 2019, there were no transfers between levels.

During the years ended December 31, 2020 and 2019, there were no liabilities accounted for at fair value on a recurring basis and no Level 3 assets or liabilities.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2020 and 2019

The Plan does not include any Level 2 or 3 investments. The following tables set forth the fair value measurements as of December 31, 2020 and 2019, respectively:

	Assets at Fair Value as of December 31,2020
	Level 1	Level 2	Level 3	Total

Mutual funds	$ 1,392,716,480	$ -	$ -	$ 1,392,716,480
Common stock	724,083,983	-	-	724,083,983
Total assets in the fair value hierarchy	$ 2,116,800,463	-	-	$ 2,116,800,463

Collective investment trusts (measured at net asset value) (a)				1,098,476,716
Investments at fair value				$ 3,215,277,179

	Assets at Fair Value as of December 31,2019
	Level 1	Level 2	Level 3	Total

Mutual funds	$ 1,249,283,208	$ -	$ -	$ 1,249,283,208
Common stock	571,681,442	-	-	571,681,442
Total assets in the fair value hierarchy	$ 1,820,964,650	-	-	$ 1,820,964,650

Collective investment trusts (measured at net asset value) (a)				827,268,736
Investments at fair value				$ 2,648,233,386

(a)	In accordance with Subtopic ASC 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate NAV per share (or its equivalent).

Fair Value as of December 31,
	2020	2019	Unfunded Commitments	Redemption Frequency	Redemption Notice Period (plan level)

Target Date Funds	$ 714,212,658	$ 588,585,996	None	Daily	None
Stable Value Fund	$ 250,325,749	$ 131,846,027	None	Daily	12 months
Large Growth Fund	$ 133,938,309	$ 106,836,713	None	30 days	None

Note 4 – Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination of the Plan, all participants would become 100 percent vested, to the extent not already vested, in their accounts and the assets of the Plan, after payment of any expenses, would be distributed to the participants in proportion to their respective account balances.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2020 and 2019

Note 5 – Federal Income Tax Status

The Internal Revenue Service (“IRS”) informed the Company by a letter dated July 6, 2016, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC. The Plan has since been amended; however, the Company believes the Plan is designed and being operated in compliance with the applicable provisions of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2020 and 2019, there are no uncertain tax positions taken that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

Note 6 – Related Party and Party-In-Interest Transactions

Plan assets include investments in funds managed by Vanguard. Vanguard is the Plan’s trustee/custodian and recordkeeper and, as such, transactions with the trustee/custodian qualify as party-in-interest transactions. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.  Notes receivable are secured by the vested balance of participant accounts, and, as such, these transactions qualify as party-in-interest transactions.  Fees paid by the plan for the investment management services are included in net appreciation (depreciation) in fair value of investments.

The Plan invests in Ball Corporation common stock, common stock of the plan sponsor, which also qualifies as a related party transaction.  As of December 31, 2020 and 2019, the plan held 7,770,809 and 8,839,979 shares of Ball Corporation common stock at a value of $724,083,983 and $571,681,442, respectively, along with cash in the Vanguard Prime Money Market Fund Admiral Shares of $1,838,170 and $1,464,833, respectively, which are held in the Ball Corporation Common Stock Fund.  During the plan year ended December 31, 2020, purchases and sales of the Ball common stock were $160,493,100 and $125,569,231, respectively. During the plan year ended December 31, 2019, purchases and sales of the Ball common stock were $34,777,470 and $98,437,344, respectively. The gain on investment (including dividends) was $182,388,184 and $187,435,238, for 2020 and 2019, respectively for the Ball Corporation common stock.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Note 7 – Concentrations, Risks and Uncertainties

The following investments individually represent 10 percent or more of the Plan’s net assets available for benefits.

	December 31, 2020	December 31, 2019

Ball Corporation Common Stock (b)	$ 724,083,983	$ 571,681,442
Vanguard Institutional Index Fund (b)	363,270,885	318,983,345

(b) party-in interest

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2020 and 2019

The Plan provides for various investments in common stock, mutual funds, and collective investment trusts, which, in general, are exposed to various risks, such as significant world events, interest rates, credit risk and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term.

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Plan, its investment performance, and overall financial results.

Note 8 – Department of Labor Audit

In February 2019, the Rexam Retirement Savings Plan for Collectively Bargained Employees received a letter from the Department of Labor (“DOL”) stating their intent to audit that Plan for years 2016 to the present. That Plan received a closing letter from the DOL on May 11, 2021, notifying the Plan that the investigation was completed. No specific findings or actions directed by the DOL related to this Plan were identified.

Note 9 – Subsequent Events

Management has evaluated subsequent events through the date these financial statements were issued, and determined that there were no events or transactions which require recognition or disclosure in these financial statements.

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

at December 31, 2020

EIN 35-0160610 Plan #030

(a)	(b)/(c) Identity of issue/Description	(d) Cost **	(e) Current Value

	Mutual Funds:
	American Funds New Perspective Fund, Class R-6		$ 14,032,063
(1)	Vanguard Explorer Fund Admiral Shares		79,610,599
(1)	Vanguard Inflation-Protected Securities Admiral Shares		29,381,742
(1)	Vanguard Institutional Index Fund		363,270,885
(1)	Vanguard International Growth Fund Admiral Share		196,714,249
(1)	Vanguard Mid-Cap Index Fund Institutional Shares		78,509,669
(1)	Vanguard PRIMECAP Fund Admiral Shares		30,545,414
(1)	Vanguard Prime Money Market Fund Admiral Shares		2,132,760
(1)	Vanguard Small-Cap Index Fund Institutional Shares		98,890,395
(1)	Vanguard Total Bond Market Index Fund Institutional Shares		191,323,996
(1)	Vanguard Wellington Fund Admiral Shares		234,598,689
(1)	Vanguard Windsor II Fund Admiral Shares		73,706,019
	Total Mutual Funds		1,392,716,480

	Collective Investment Trusts:
(1)	Vanguard Retirement Savings Trust II		250,325,749
(1)	Vanguard Target Retirement 2015 Trust I		28,439,938
(1)	Vanguard Target Retirement 2020 Trust I		75,917,804
(1)	Vanguard Target Retirement 2025 Trust I		135,978,868
(1)	Vanguard Target Retirement 2030 Trust I		108,154,015
(1)	Vanguard Target Retirement 2035 Trust I		89,501,539
(1)	Vanguard Target Retirement 2040 Trust I		70,736,716
(1)	Vanguard Target Retirement 2045 Trust I		76,242,727
(1)	Vanguard Target Retirement 2050 Trust I		52,058,732
(1)	Vanguard Target Retirement 2055 Trust I		34,974,126
(1)	Vanguard Target Retirement 2060 Trust I		14,253,241
(1)	Vanguard Target Retirement 2065 Trust I		1,909,558
(1)	Vanguard Target Retirement Income Trust I		26,045,394
	T. Rowe Price Growth Stock Trust Class B		133,938,309
	Total Collective Investment Trusts		1,098,476,716

(1)	Ball Corporation Common Stock		724,083,983

(1)	Notes Receivable from Participants (Interest rates ranging from 4.25% to 6.50% through November 2035)		22,125,314

	Total assets held (at end of year)		$ 3,237,402,493

(1) Identified party-in-interest
** Cost omitted per participant-directed accounts.

See accompanying Report of Independent Registered Public Accounting Firm and Notes to Financial Statements

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ball Corporation 401(k) and Employee Stock Ownership Plan
June 24, 2021	By:	/s/ James G. Walker
	Name:	James G.Walker
	Title:	Manager Retirement and Savings

BALL CORPORATION

401(k) and Employee Stock Ownership Plan

EXHIBIT INDEX

Exhibit Number	Description	Page Number
23.1*	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm	E-1
23.2*	Consent of ACM LLP, Independent Registered Public Accounting Firm	E-2

*Filed herewith